

March 21, 2024

Gurminder Sangha
President and Chief Executive Officer
FE Battery Metals Corp.
700 West Georgia Street, 25th Floor
Vancouver, British Columbia, Canada, V7Y 1B3

> **Re: FE Battery Metals Corp.**
> **Form 20-F for Fiscal Year Ended March 31, 2023**
> **File No. 000-29870**

Dear Gurminder Sangha:

We have reviewed your March 8, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 12, 2024 letter.

Form 20-F for Fiscal Year Ended March 31, 2023

Item 4. Information on the Company
D. Property, Plant and Equipment , page 19

1.   We note that your proposed revised disclosure includes maps for all properties, however you have omitted maps for the Electron Lithium Property, Quebec, North Spirit Property, Ontario, and Senay Lithium Property. Please include a summary map showing the location of all properties as required by Item 1303(b)(1) of Regulation S-K. Alternatively, you may include individual maps for each of these properties.

2.   We note that your proposed revised disclosure includes a table that summarizes exploration expenses. We note that certain properties, such as Kaslo Silver, Kootenay Lithium, Phyllis Cobalt, Scramble Gold, and Shaw Gold, appear to no longer be held by the company. If true, please modify the table to include a footnote that identifies properties that are no longer held by the company.

3.   For each material property, please disclose the annual fees associated with maintaining your mineral rights as required by Item 1304(b)(1)(iii) of Regulation S-K.

        Please contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if you have questions regarding comments.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation